Exhibit 4(vi)

DESCRIPTION OF OUR CAPITAL STOCK

The following description of the material terms of our capital stock. We urge you to read the applicable provisions of Delaware General Corporation Law (“DGCL”, our Certificate of Incorporation, as amended, Certificate of Designation for Series A Convertible Preferred Stock, Certificate of Designation for Series B Preferred Stock, Certificate of Designation for Series C Convertible Redeemable Series C Preferred Stock, and bylaws carefully and in their entirety because they describe your rights as a holder of shares of our capital stock.

General

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Our Certificate of Incorporation, as amended, authorizes capital stock consisting of 30,000,000 shares of common stock, par value $0.0001 per share, and 500,000 shares of preferred stock, par value $0.0001 per share, of which 20,000 shares of preferred stock has been designated Series A Convertible Preferred Stock (“Series A Preferred Stock”), 200,000 shares of preferred stock has been designated as Series B Preferred Stock (“Series B Preferred Stock”), and 50,000 shares of preferred stock has been designated as Series C Convertible Redeemable Preferred Stock (“Series C Preferred Stock”).

On December 20, 2021, 20,000 shares of preferred stock, designated Series A Preferred Stock, were sold and issued to 3i, LP, along with a common stock purchase warrant for 2,018,958 shares of common stock.

On November 22, 2022, the Board of Directors declared a dividend of Series B Preferred Stock to the stockholders of record of common stock and Series A Preferred Stock as of December 5, 2022 (the “Record Date”). On the Record Date, each share of common stock outstanding received 0.016 of a share of Series B Preferred Stock and each share of Series A Preferred Stock outstanding received 1.744 shares of Series B Preferred Stock. We issued an aggregate of 190,786.42 shares of Series B Preferred Stock, which were redeemed on February 3, 2023.

On February 28, 2023, we entered into a Securities Purchase Agreement (the “SPA”) with 3i, LP for the purchase and sale of 50,000 shares of Series C Convertible Redeemable Preferred Stock, par value of $0.0001 per share (the “Series C Preferred Stock”), at a purchase price of $24.00 per share, for a subscription receivable in the aggregate amount equal to the total purchase price of $1.2 million. The 50,000 shares of Series C Preferred Stock (the are convertible into shares of the Company’s common stock, $0.0001 per share subject to the terms of the Series C COD (as defined below).

As of March 3, 2023, we had 30,000,000 shares of common stock, 10,650 shares of Series A Preferred Stock, and 50,000 shares of Series C Preferred Stock issued and outstanding.

Common Stock

Holders of our common stock, or Common Stock, are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, including the election or removal of directors, except for any directors who are elected exclusively by the holders of a class of our preferred stock that entitles that class of stock to elect one or more directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock (and the holders of any preferred stock that may then be outstanding, to the extent required by our Certificate of Incorporation, including any certificate of designation with respect to any series of preferred stock) will be entitled to receive pro rata our remaining assets available for distribution, unless holders of a majority of the outstanding shares of common stock approve a different treatment of the shares. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. Our common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to our common stock. All shares of our common stock that will be outstanding at the effective time will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of our Series A Preferred Stock and any other shares of preferred stock we may authorize and issue in the future.

Preferred Stock

Our Certificate of Incorporation authorizes our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required under the Certificate of Incorporation, or by law or Nasdaq, the authorized shares of preferred stock will be available for issuance without further action by stockholders. Our Board of Directors may determine, with respect to any series of preferred stock, the powers including preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

●	the designation of the series;

●	the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

●	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

●	the dates at which dividends, if any, will be payable;

●	the redemption rights and price or prices, if any, for shares of the series;

●	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

●	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

●	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of ours or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

●	restrictions on the issuance of shares of the same series or of any other class or series; and

●	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on our common stock, diluting the voting power of our common stock or subordinating the liquidation rights of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Series A Convertible Preferred Stock

On December 8, 2021, the Board adopted resolutions to create a series of twenty thousand (20,000) shares of preferred stock, par value $0.0001, designated as “Series A Convertible Preferred Stock.” On December 14, 2021, we filed a Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock setting forth the rights, preferences, privileges and restrictions for 20,000 shares of Series A Convertible Preferred Stock (the “Series A COD”).

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Except to the extent that the holders of at least a majority of the outstanding Series A Preferred Stock (the “Required Holders”) expressly consent to the creation of Parity Stock (as defined below) or Senior Preferred Stock (as defined below), all shares of capital stock are junior in rank to all Series A Preferred Stock with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (such junior stock is referred to herein collectively as “Junior Stock”). The rights of all such shares of capital stock of the Company will be subject to the rights, powers, preferences and privileges of the Series A Preferred Stock. Without limiting any other provision of the Series A COD, without the prior express consent of the Required Holders, voting separate as a single class, the Company will not hereafter authorize or issue any additional or other shares of capital stock that is (i) of senior rank to the Series A Preferred Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the “Senior Preferred Stock”), (ii) of pari passu rank to the Series A Preferred Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the “Parity Stock”) or (iii) any Junior Stock having a maturity date or any other date requiring redemption or repayment of such shares of Junior Stock that is prior to the first anniversary of the Initial Issuance Date. In the event of the merger or consolidation of the Company with or into another corporation, the Series A Preferred Stock will maintain their relative rights, powers, designations, privileges and preferences provided for herein and no such merger or consolidation will result inconsistent therewith.

The Series A Preferred Stock has a liquidation preference equal to an amount per Series A Preferred Stock equal to the sum of (i) the Black Scholes Value (as defined in the Warrants, which was sold concurrent with the Series A Preferred Stock) with respect to the outstanding portion of all Warrants held by such holder (without regard to any limitations on the exercise thereof) as of the date of such event and (ii) the greater of (A) 125% of the Conversion Amount of such Series A Preferred Stock on the date of such payment and (B) the amount per share such holder would receive if such holder converted such Series A Preferred Stock into common stock immediately prior to the date of such payment, and will be entitled to convert into shares of common stock at an initial fixed conversion price of $9.9061 per share, subject to a beneficial ownership limitation of 9.99%.

Under the terms of the Series A COD, the initial fixed conversion price of the Series A Preferred Stock is $9.9061, subject to adjustment. In the event that (i) the average of the VWAP of the Company’s shares for each of the five (5) trading days immediately preceding the date of delivery is less than the fixed conversion price of $9.9061 (a “Price Failure”), or (ii) the sum of (x) the aggregate daily dollar trading volume (as reported on Bloomberg) of our common stock on Nasdaq during the ten (10) trading day period ending on the trading day immediately preceding such date of determination, divided by (y) ten (10), is less than $1,500,000 (a “Volume Maximum Failure”), each share of Series A Preferred Stock is entitled to convert at a price equal to 90% of the sum of the two (2) lowest VWAPs during the ten (10) trading day period immediately preceding the date of delivery divided by two (2) (the “90% Conversion Price”), but not less than the Floor Price (as defined in the Series A COD), or, at the time of such Price Failure or Volume Maximum Failure, the sum of the average daily U.S. Dollar volume for our common stock during the ten (10) days previous to conversion divided by ten (10) is less than $2 million then each share of Series A Preferred Stock is entitled to convert at the lower of the fixed conversion price or a price equal to 80% of the sum of the two (2) lowest VWAPs during the ten (10) trading day period immediately preceding delivery divided by two (2) (the “80% Conversion Price”), but not less than the Floor Price (such 80% Conversion Price or 90% Conversion Price, as the case may be, the “Alternate Conversion Price”).

Simultaneously with the closing of our Recapitalization Share Exchange, we closed on the PIPE Financing pursuant to the SPA. On December 20, 2021, we issued 20,000 shares of Series A Preferred Stock at $1,000 per share and a common stock purchase warrant to purchase 2,018,958 shares of common stock at an initial exercise price of $9.9061 to 3i, LP for an aggregate purchase price of $20 million. Each share of Series A Preferred Stock has a right to convert into shares of our common stock at an initial fixed conversion price of $9.9061. However, in the event of certain triggering events, each share of Series A Preferred Stock is entitled to convert at a price equal to 90% of the sum of the two (2) lowest VWAPs during the ten (10) trading day period immediately preceding delivery divided by two (2), but not less than the Floor Price, or if thirty (30) days after our common stock commences trading on Nasdaq the average daily U.S. Dollar volume for the ten (10) days previous to conversion divided by ten (10) is less than $2,000,000, then each share of Series A Preferred Stock is entitled to convert at the lower of the fixed conversion price or a price equal to 80% of the sum of the two (2) lowest VWAPs during the ten (10) trading day period immediately preceding delivery divided by two (2), but not less than the Floor Price.

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In addition, the Series A COD and the PIPE Warrant provides for an adjustment to the conversion price and exercise of the PIPE Warrant in the event of a “new issuance” of our common stock, or common stock equivalents, at a price less than the applicable conversion price of the Series A Preferred Stock or exercise price of the PIPE Warrant. The adjustment is a “full ratchet” adjustment in the conversion price of the Series A Preferred Stock and the exercise price of the PIPE Warrant equal to the lower of the new issuance price or the then existing conversion price of the Series A Preferred Stock or exercise price of PIPE Warrant, with few exceptions. Furthermore, if we fail to maintain an adequate number of authorized and unissued shares of our common stock in reserve and we are unable to deliver shares or our common stock upon conversion of the Series A Preferred Stock, we may be required to redeem the shares we were unable to deliver at a price equal to the highest closing price of our common stock during the time between the failure to deliver shares of our common stock and the redemption date.

If certain defined “triggering events” defined in the Series A COD occur, such as a breach of the Registration Rights Agreement, suspension of trading, or our failure to convert the Series A Preferred Stock into common stock when a conversion right is exercised, failure to issue our common stock when the PIPE Warrant is exercised, failure to declare and pay to any holder any dividend on any dividend date, certain defaults on our debts or contractual obligations, or upon a “bankruptcy triggering event” (as defined in the Series A COD), then we may be required to pay a dividend that is added to the stated value on the Series A Preferred Stock in the amount of 18% per annum, but paid quarterly in cash, so long as the triggering event is continuing, or to redeem the Series A Preferred Stock for cash in an amount of 125% of the stated value of the Series A Preferred Stock and in the event that we experience a “Change of Control” (as defined in the Series A COD) we may also be required to redeem the Shares at a premium of 125% of their stated value. In addition, if thirty days after our common stock commences trading on Nasdaq the average daily dollar volume for the ten (10) days previous to conversion divided by ten (10) is less than $2,500,000, then the Series A Preferred Stock shall be entitled to a one-time dividend equal to an 8% increase in the stated value of the Preferred Share, or an $80 increase per share in stated value, resulting in a stated value of $1,080 per Preferred Share. This dividend was paid during the first quarter of 2022.

On November 22, 2022, the Company amended Section 12 of the Series A COD of Series A Preferred Stock to provide for voting rights. Subject to a 9.99% beneficial ownership limitation, the holders of Series A Preferred Stock shall have the right to vote on all matters presented to the stockholders for approval together with the shares of common stock, voting together as a single class, on an “as converted” basis using the “Conversion Price” (initially $9.9061 per share before any adjustment) (rounded down to the nearest whole number and using the record date for determining the stockholders of the Company eligible to vote on such matters), except as required by law (including without limitation, the DGCL) or as otherwise expressly provided in the Company’s Certificate of Incorporation or the Series A COD of Series A Preferred Stock. The voting rights described above expired on February 28, 2023, and thereafter holders of preferred stock shall not have voting rights except as required by law (including without limitation, the DGCL). Accordingly, holders of Series A Preferred Stock have no voting rights, except as required by law and as expressly provided in the Series A COD.

Furthermore, on December 9, 2022, the Company and 3i, LP, the holder of outstanding shares of Series A Preferred Stock, entered into a letter agreement which provided that pursuant to Section 8(g) of the Series A COD, the parties agreed that the Conversion Price (as defined in such Series A COD) was modified to mean the lower of: (i) the Closing Sale Price (as defined in Series A COD) on the trading date immediately preceding the Conversion Date (as defined in the Series A COD) and (ii) the average Closing Sale Price of the common stock for the five trading days immediately preceding the Conversion Date, for the Trading Days (as defined in the Series A COD) through and inclusive of January 19, 2023 (the “Termination Date”). In January 2023, pursuant to a subsequent letter agreement the Termination Date was extended indefinitely until agreed upon by the Company and 3i, LP.

Series B Preferred Stock

On November 22, 2022, the Board of Directors established the Series B Preferred Stock, par value $0.0001 per share. On November 22, 2022, we filed a Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock setting forth the rights, preferences, privileges and restrictions for 200,000 shares of Series B Preferred Stock. The holders of Series B Preferred Stock are not entitled to receive dividends of any kind. Each outstanding share of Series B Preferred Stock has 400 votes per share. The Series B Preferred Stock ranks senior to the common stock, but junior to the Series A Preferred Stock, as to any distribution of assets upon a liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily All shares of Series B Preferred Stock that are not present in person or by proxy through the presence of such holder’s shares of common stock or Series A Preferred Stock, in person or by proxy, at any meeting of stockholders held to vote on the proposals relating to reverse stock split, the share increase proposal and the adjournment proposal as of immediately prior to the opening of the polls at such meeting (the “Initial Redemption Time”) will be automatically be redeemed by the Company at the Initial Redemption Time without further action on the part of the Company or the holder thereof (the “Initial Redemption”). Any outstanding shares of Series B Preferred Stock that have not been redeemed pursuant to an Initial Redemption will be redeemed in whole, but not in part, (i) if such redemption is ordered by the Board of Directors in its sole discretion, automatically and effective on such time and date specified by the Board of Directors in its sole discretion or (ii) automatically upon the approval by the Company’s stockholders of the reverse stock split proposal and the share increase proposal at any meeting of stockholders held for the purpose of voting on such proposals. Each share of Series B Preferred Stock redeemed in any Redemption will be redeemed in consideration for the right to receive an amount equal to $0.10 in cash for each ten whole shares of Series B Preferred Stock as of the applicable Redemption Time. Each share of Series B Preferred Stock has 400 votes per share and is entitled to vote with the Common Stock and Series A Preferred Stock, together as a single class, on the certain proposals. The power to vote, or not to vote, the shares of Series B Preferred Stock is vested solely and exclusively in the Board of Directors, or its authorized proxy. Upon conclusion of the 2023 Annual Meeting of Stockholders on February 3, 2023, all outstanding shares of Series B Preferred Stock were redeemed with the holders of such Series B Preferred Stock only entitled to right to receive payment for the redeemed shares, based on $0.01 per share of Series B Preferred Stock.

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Series C Preferred Stock

Pursuant to the approval and authorization of the Board of Directors, the Company established the Series C Preferred Stock. On February 24, 2023, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Redeemable Preferred Stock (the “COD”) with the Delaware Secretary of State designating 50,000 shares of its authorized and unissued preferred stock as Series C Preferred Stock with a stated value of $27.00 per share (the “Stated Value”). On February 28, 2023, the Company filed a certificate of amendment to the Series C COD (the “COD Amendment”) to clarify the terms of conversion price and floor price based on definitions provided in the Series C COD (the COD Amendment, together with the COD, the “Series C COD”). Defined terms not defined below have the meaning set forth in the Series C COD.

The Series C COD provides that the Series C Preferred Stock will have no voting rights other than the exclusive right to vote with respect to the Amendment and the Reverse Stock Split, and shall not be entitled to vote on any other matter except to the extent required under the General Corporation Law of the State of Delaware, and the right to cast 620 votes per share of Series C Preferred Stock on the Amendment and Reverse Stock Split proposals. Under the terms of the Series C COD, the holders of Series C Preferred Stock will be entitled to receive dividends, based on the Stated Value, at a rate of five percent (5%) per annum, which shall accrue and be compounded daily, commencing on the Original Issue Date until the date that the Preferred Stock is converted to Common Stock. In addition, upon any liquidation, dissolution or winding-up of the Company, prior and in preference to the Common Stock, holders of Series C Preferred Stock shall be entitled to receive out of the assets available for distribution to stockholders an amount in cash equal to 105% of the aggregate Stated Value of all shares of Series C Preferred Stock held by such holder.

The conversion price for the Series C Preferred Stock shall initially equal the lower of: (i) $0.182, which is the official closing price of the Common Stock on the Nasdaq Global Market (as reflected on Nasdaq.com) on the Trading Day immediately preceding the Original Issuance Date; and (ii) the lower of: (x) the official closing price of the Common Stock on the Nasdaq Global Market (as reflected on Nasdaq.com) on the Trading Day immediately preceding the Conversion Date or such other date of determination; and (y) the average of the official closing prices of the Common Stock on the Nasdaq Global Market (as reflected on Nasdaq.com) for the five (5) Trading Days immediately preceding the Conversion Date or such other date of determination, subject to adjustment herein (the “Conversion Price”). In no event shall the Conversion Price be less than $0.0370 (the “Floor Price”). In the event that the Conversion Price on a Conversion Date would have been less than the applicable Floor Price if not for the immediately preceding sentence, then on any such Conversion Date the Company shall pay the Holder an amount in cash, to be delivered by wire transfer out of funds legally and immediately available therefor pursuant to wire instructions delivered to the Company by the Holder in writing, equal to the product obtained by multiplying (A) the higher of (I) the highest price that the Common Stock trades at on the Trading Day immediately preceding such Conversion Date and (II) the applicable Conversion Price and (B) the difference obtained by subtracting (I) the number of shares of Common Stock delivered (or to be delivered) to the Holder on the applicable Share Delivery Date with respect to such conversion of Series C Preferred Stock from (II) the quotient obtained by dividing (x) the applicable Conversion Amount that the Holder has elected to be the subject of the applicable conversion of Series C Preferred Stock, by (y) the applicable Conversion Price without giving effect to clause (x) of such definition.

Each holder of Series C Preferred Stock shall have the right to cause the Company to redeem in cash all or part of such holder’s shares of Series C Preferred Stock at a price per share equal to 110% of the Stated Value (i) after the earlier of (1) the receipt of Authorized Stockholder Approval and (2) the date that is 60 days following the original issue date and (ii) before the date that is 365 days after the original issue date. Upon receipt of a written notice to the Company by each holder (each, a “Redemption Notice”) setting forth the number of shares of Series C Preferred Stock that such holder wishes to redeem, the Company shall redeem such shares of Series C Preferred Stock in accordance with the Redemption Notice no later than 5 days after the date on which the Redemption Notice is delivered to the Company.

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Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the Board of Directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our Board of Directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to shareholders and any other factors our Board of Directors may consider relevant.

On November 22, 2022, the Board of Directors declared a dividend of Series B Preferred Stock to the stockholders of record of common stock and Series A Preferred Stock as of the Record Date. On the Record Date, each share of common stock outstanding received 0.016 of a share of Series B Preferred Stock and each share of Series A Preferred Stock outstanding received 1.744 shares of Series B Preferred Stock.

We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. Because we will be a holding company and will have no direct operations, we will only be able to pay dividends from funds we receive from our operating subsidiaries. In addition, our ability to pay dividends may be limited by the agreements governing any indebtedness that we or our subsidiaries incur in the future.

PIPE Warrant

Concurrently with the issuance of our Series A Preferred Stock, we issued warrants to purchase 2,018,958 shares of our common stock at an exercise price of $9.9061 per share, subject to adjustments, PIPE Warrant. The terms of the PIPE Warrant are as follows:

●	The PIPE Warrant has a term of three years and expire on December 20, 2024;

●	The exercise of the PIPE warrant is subject to a beneficial ownership limitation of 9.99%;

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●	The exercise price and the number of shares issuable upon the exercise of the PIPE Warrant are subject to adjustment, as follows:

●	In the event of a stock dividend, stock split or stock combination recapitalization or other similar transaction involving the Company’s common stock the exercise price will be multiplied by a fraction of which the numerator shall be the number of shares of common stock outstanding immediately before such event and of which the denominator shall be the number of shares of common stock outstanding immediately after such event;

●	If the Company sells or issues any shares of common stock, options, or convertible securities at an exercise price less than a price equal to the PIPE Warrant exercise price in effect immediately prior to such sale (a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the exercise price then in effect shall be reduced to an amount equal to the new issuance price;

●	Simultaneously with any adjustment to the exercise price, the number of shares that may be purchased upon exercise of the PIPE Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate exercise price payable for the adjusted number of shares shall be the same as the aggregate exercise price in effect immediately prior to such adjustment (without regard to any limitations on exercise) and;

●	Voluntary adjustment reducing the exercise price for the Company to any amount and for any period deemed appropriate by the Board of Directors of the Company with the prior written consent of the Required Holders.

In the event of either the Company consolidating or merging with or into another entity (the “Fundamental Transaction”), the sale or assignment of substantially all of the Company’s subsidiaries, or a Triggering Event (as defined in the Certificate of Designations), the holder is entitled to require the Company to pay the holder an amount in cash equal to the Black-Scholes value of the PIPE Warrant on or prior to the later of the second trading after the date of request for payment and the date of consummation of the Fundamental Transaction; or at any time after the occurrence of the Triggering Event.

Waiver with 3i, LP

In connection with the sale of the shares of Series C Preferred Stock, the Company and 3i, LP entered into a limited waiver agreement pursuant to which 3i, LP confirmed that the sale and issuance of the 50,000 shares of Series C Preferred Stock, will not give rise to any, or trigger any, rights of termination, defaults, amendment, anti-dilution or similar adjustments, acceleration or cancellation under the existing agreements with 3i, LP.

Secured Promissory Notes-3i, LP

On November 22, 2022, the Company entered into a Secured Note Purchase Agreement with 3i, LP for a bridge loan to extend the Company’s cash runaway beyond December 31, 2022, in order to provide the Company with more time to complete the process of amending its Certificate of Incorporation to increase it authorized share capital and proposed reverse stock split to facilitate additional capital investments (the “Bridge Loan”). Under the Secured Note Purchase Agreement, the Company has authorized the sale and issuance of three secured promissory notes, the first note in an aggregate principal amount of $350,000 to be issued at closing (which loan was received in November 2022); the second note in the principal amount of $1,666,640 to be issued at closing and which represents the payment of $1,666,640 due to 3i, LP in Alternative Conversion Floor Amounts, as defined in the Series A COD, that began to accrue on July 14, 2022; and the third note in an aggregate principal amount of $650,000 which was funded on December 30, 2022. Each note matures on January 1, 2024, carries an interest rate of at 5% per annum, and is secured by all of the Company’s assets pursuant to the Security Agreement. In addition, 3i LP may exchange such promissory note for the Company’s common stock, or other equity security, at an exchange price equal to the lowest price per share of the equity security sold to other purchasers, rounded down to the nearest whole share, if the Company concludes a future equity financing prior to the maturity date or other repayment of such promissory note. In addition, each promissory note and interest earned thereon may be redeemed by the Company at its option or the holder may demand redemption if the Company obtains gross proceeds of at least $5 million in a financing in an amount of up to 35% of the gross proceeds of the financing.

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Annual Stockholder Meetings

Our bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our Board of Directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a reorganization or consolidation we may undertake in the future. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such reorganization or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Shareholders’ Derivative Actions

Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Anti-Takeover Provisions

Our Certificate of Incorporation and our by-laws could make it more difficult for a third-party to acquire us, even if closing such a transaction would be beneficial to our stockholders. We are authorized to issue shares of preferred stock, which may be issued in one or more series, the terms of which may be determined at the time of issuance by our Board of Directors without further action by stockholders. The terms of any series of preferred stock may include voting rights (including the right to vote as a series on particular matters), preferences as to dividend, liquidation, conversion and redemption rights and sinking fund provisions. The issuance of any preferred stock could materially adversely affect the rights of the holders of our common stock, and therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third-party and thereby preserve control by the present management.

Provisions of our Certificate of Incorporation, by-laws and Delaware law also could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, our Certificate of Incorporation and bylaws and Delaware law, as applicable, among other things:

●	provide for a classified board of directors;

●	provide the board of directors with the ability to alter the by-laws without stockholder approval;

●	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings; and

●	provide that vacancies on the board of directors may be filled by a majority of directors in office, although less than a quorum.

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Exclusive Forum

Our Certificate of Incorporation provides that unless we consent to the selection of an alternative forum, any (1) derivative action or proceeding brought on our behalf, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee to us or our shareholders, (3) action asserting a claim arising pursuant to any provision of the DGCL or Certificate of Incorporation or bylaws or (4) action asserting a claim governed by the internal affairs doctrine or otherwise related to our internal affairs shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares our capital stock shall be deemed to have notice of and consented to the forum provisions in our Certificate of Incorporation. In addition, the provisions described above will not apply to suits brought to enforce a duty or liability arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We intend for this provision to apply to any complaints asserting a cause of action under the Securities Act despite the fact that Section 22 of the Securities Act creates concurrent jurisdiction for the federal and state courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations promulgated thereunder. There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act where the state courts have concurrent jurisdiction and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate our rights and the rights of our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in our Certificate of Incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty.

These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 150 Royal Street, Canton, MA 02021.

Exchange Listing

Our common stock is currently listed on The Nasdaq Global Market under the symbol “ALLR.”

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